

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

Via E-mail
Stevens M. Sadler
Chief Executive Officer
Allegiancy, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235

> **Re: Allegiancy, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed November 14, 2013**
> **File No. 024-10354**

Dear Mr. Sadler:

We have reviewed Amendment No. 3 to your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure throughout your offering statement that you do not intend to have your Class B Units listed on a national exchange or quoted on the over-the-counter bulletin board and your disclosure on page 43 regarding the transfer restrictions on all of your Units, including your Class B Units. However, we also note your disclosure on page 8 and elsewhere in the offering statement that your right to convert Class A Units into Class B Units is contingent upon there being a closing price for the Class B Units available based on the trading of the Class B Units on a national exchange, through the over-the-counter bulletin board or through bid and ask prices established by a professional market maker making a market in the Class B Units. Please explain to us whether you intend to develop a trading market for your Class B Units in the future and, if not, how your conversion right will be exercisable.

Capitalization, page 37

2.   We note your revised disclosure in response to comment 9 of our comment letter dated November 13, 2013. In addition to the disclosure reflecting the beneficial ownership of Stevens Sadler and Christopher Sadler, please revise your tables to also reflect the record ownership of Continuum Capital, LLC and Chesapeake Realty Advisors, LLC. Please refer to Items 10(a)(3) and 10(b) of Offering Circular Model B of Form 1-A.

Contribution Agreement, page 39

3.   We note your revised disclosure in response to comment 10 of our comment letter dated November 13, 2013. We note that the closing of the contribution agreement is contingent upon selling the minimum offering amount. Please revise your disclosure on page 39 to also address this as your obligation under the contribution agreement or advise.

Allegiancy, LLC

Audited Balance Sheet of Allegiancy, LLC, page F-5

4.   Please revise your balance sheet to indicate the date of the financial statement. We note the Report of Independent Accountants on page F-4 indicates the balance sheet is as of September 30, 2013, while disclosure on page 52 refers to your balance sheet as of May 29, 2013. Please also update the disclosure on page 52 accordingly.

Unaudited Consolidated Pro Forma Balance Sheet, page F-9

5.   Please revise in your next amendment to present cash and restricted cash assets separately. Please also explain to us why the deposit balance of Reva Management Advisors as of September 30, 2013 of $1,732,500 is no longer equal to its restricted cash balance of $1,562,560 as of September 30, 2013; clarify the reason for the difference.

6.   Please clarify how RMA will be released from its liability under the line of credit. Based on your pro forma adjustments, you reduced cash in an amount of $1 million to eliminate the liability. Please clarify. To the extent you plan to pay cash to settle the liability, please tell us if you will pay the bank directly and also if you intend to use offering proceeds since it appears that the majority of Reva Management Advisors' cash is restricted.

7.   Please explain how the related party receivables will be eliminated prior to close. If true, please clarify that RMA will forgive the loans, and disclose the counterparties as well as the reason for the forgiveness. Also, expand your disclosure elsewhere in the filing, as appropriate, to discuss your intentions with regards to loans to related parties in the future and the risks involved with such transactions. Lastly, clarify if RMA has agreed to

accept property and equipment to settle one of the loans and, if so, disclose the details of this arrangement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Attorney-Advisor

cc: T. Rhys James (Via E-mail)